BLUE AND WHITE FUNDS TRUST
                                   RULE 18f-3
                               MULTIPLE CLASS PLAN


     Blue and White Funds Trust (the "Trust"), a registered investment company currently consisting of the Blue and White Fund (the "Fund"), has elected to rely on Rule 18f-3 under the Investment Trust Act of 1940, as amended (the "1940 Act"), in offering multiple classes of shares of the Fund. A majority of the Board of Trustees of the Trust, including a majority of the trustees who are not interested persons of the Trust, has determined in accordance with Rule 18f-3(d) that the following plan (the "Plan") is in the best interests of each class individually and the Fund as a whole:

     1. Class Designation. Fund shares will be designated either Class A or Class C.

     2. Class Characteristics. Each class of shares will represent interests in the same portfolio of investments and will be identical in all respects to the other class, except as set forth below:

     Class A: Class A shares will be offered for sale at net asset value per share next determined after your order is received plus a sales charge unless you qualify for a waiver of the sales charge. Class A shares will be subject to a distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act which provides for an annual distribution fee of 0.25% of the average daily net assets of the Fund attributable to Class A shares, computed on an annual basis. The distribution plan fees for the Class A shares will be used to pay: (i) the Fund's distributor a distribution and shareholder servicing fee of 0.25% for promoting and distributing Class A shares or for providing shareholder services; and (ii) others who render assistance in distributing, promoting or providing shareholder services to shareholders of Class A shares.

     Class C: Class C shares will be offered for sale at net asset value per share without the imposition of a sales charge. However, if you redeem your Class C shares within 12 months of investing, you will be charged a 1.00% contingent deferred sales load of the amount redeemed. Class C shares will be subject to a distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act which provides for an annual distribution fee of 1.00% of the average daily net assets of the Fund attributable to Class C shares, computed on an annual basis. The distribution plan fees for the Class C shares will be used to pay: (i) the Fund's distributor a distribution and shareholder servicing fee of 1.00% for promoting and distributing Class A shares or for providing shareholder services; and (ii) others who render assistance in distributing, promoting or providing shareholder services to shareholders of Class C shares.

     3. Expense Allocations. The following expenses for the Fund will be allocated on a class-by-class basis, to the extent applicable and practicable:
(i) fees under the distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act; (ii) accounting, auditor, litigation or other legal expenses relating solely to a particular class; and (iii) expenses incurred in connection with shareholder meetings as a result of issues relating to a particular class. Income, realized and unrealized capital gains and losses, and expenses of the Fund not allocated to a particular class will be allocated on the basis of the net asset value of each class in relation to the net asset value of the Fund. Notwithstanding the foregoing, a service provider for the Fund may waive or reimburse the expenses of a specific class or classes to the extent permitted under Rule 18f-3 of the 1940 Act.

     4. Exchanges. Class A or Class C shares in the Fund may be exchanged at their relative net asset values for shares of a money market fund called the First American Prime Obligations Fund or such other fund as the Board of Trustees may determine from time to time.

     5. Conversions. There are no conversion features associated with the Class A or Class C shares.

     6. General. Shares of each Class will have equal voting rights and liquidation rights, and are voted in the aggregate and not exclusively by Class except in matters where a separate vote is required by the 1940 Act, or when the matter affects only the interest of a particular Fund or Class, such as each Class's respective arrangements under Rule 18f-3 of the 1940 Act. Each Class will have in all other respects the same rights and obligations as each other Class. On an ongoing basis, the Board of Trustees will monitor the Plan for any material conflicts between the interests of the Classes of shares. The Board of Trustees will take such action as is reasonably necessary to eliminate any conflict that develops. The Fund's investment adviser and distributor will be responsible for alerting the Board of Trustees to any material conflicts that may arise. Any material amendment to this Plan must be approved by a majority of the Board of Trustees, including a majority of the trustees who are not interested persons of the Trust, as defined in the 1940 Act. This Plan is qualified by and subject to the then current prospectus for the applicable Class, which contains additional information about that Class.